UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-36073

                  ENZYMOTEC LTD.
 (Translation of registrant’s name into English)

Sagi 2000 Industrial Area
 P.O. Box 6
 Migdal Ha’Emeq 2310001, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

CONTENTS

Results of Operations and Financial Condition

On November 16, 2016, Enzymotec Ltd. (NASDAQ: ENZY) (the “Company,” “we” or “us”) announced its financial results for the third quarter and nine months ended September 30, 2016.  A copy of the press release announcing the Company’s results is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and is incorporated herein by reference.

Departure of Chief Executive Officer

On November 16, 2016, the Company furthermore announced that its President and Chief Executive Officer, Dr. Ariel Katz, will depart from his position at the Company by the end of May 2017.  The Company’s Board of Directors has initiated a search for a permanent replacement for Dr. Katz. A copy of the press release announcing the departure is furnished as Exhibit 99.2 to this Form 6-K.

The information in Exhibits 99.1 and 99.2 to this Form 6-K shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EYZMOTEC LTD.

Dated: November 16, 2016	By:	/s/ Oren Bryan
Name: Oren Bryan
Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release dated November 16, 2016 announcing the financial condition and results of operations of Enzymotec Ltd. as of, and for the quarter and nine months ended, September 30, 2016
99.2	Press release dated November 16, 2016 announcing the prospective departure of Dr. Ariel Katz from his position as President and Chief Executive Officer of Enzymotec Ltd.